Exhibit 99.1

SUNSHINE SILVER MINING & REFINING CORPORATION

NON-QUALIFIED DEFERRED COMPENSATION PLAN

FOR

SENIOR EXECUTIVES AND OUTSIDE DIRECTORS

Effective January 1, 2019

1.       Establishment of Plan; Plan Name. Sunshine Silver Mining & Refining Corporation (the “Company”) hereby adopts and establishes the Sunshine Silver Mining & Refining Corporation Non-Qualified Deferred Compensation Plan for Senior Executives and Outside Directors (the “Plan”).

2.       Effective Date; Plan Year. The Plan is effective January 1, 2019. The Plan Year shall be the calendar year.

3.       Purpose of the Plan. The Plan’s purpose is to enable:

(a)       senior executives (each an “Executive” and collectively, the “Executives”) to elect to defer receipt of any portion of cash (salary and/or bonus) compensation or equity compensation awards other than from the exercise of stock options, and

(b)       non-employee directors of the Board of the Company (the “Board”) (each a “Non-Employee Director” and collectively, the “Non-Employee Directors”) to elect to defer receipt of any portion of annual Board retainers, Board meeting or Committee meeting compensation awards, as such awards in (a) and (b) above may be issued from time to time under the Sunshine Silver Mining & Refining Corporation Long Term Incentive Plan or otherwise (“Deferral Compensation”).

4.       Committee. “Committee” means the Board, or an appointed committee of the Board, when acting in connection with the administration of the Plan. The Committee shall have the sole discretion to administer and interpret the Plan (including ambiguous provisions thereof), determine benefits which are payable to Participants, and make all final decisions with respect to the rights of Participants hereunder.

5.       Participant. “Participant” means a Non-Employee Director or Executive who is designated as eligible under the Plan by the Committee, and who elects to participate under the Plan by filing a Deferral Election with the Committee in accordance with Section 6.

6.       Deferral Election Form. Prior to the December 31st immediately preceding each Plan Year, each Participant shall be entitled to file a form prescribed by the Committee so as to make an irrevocable election under the Plan (a “Deferral Election”) with respect to his or her eligible Deferral Compensation for such Plan Year.; provided that, with respect to the initial Plan Year beginning January 1, 2019, each Participant shall be entitled to file such a Deferral

Election prior to December 31, 2018 with respect to his or her eligible Deferral Compensation for such short Plan Year. Notwithstanding the preceding sentence, a Participant who first becomes eligible to participate during a Plan Year shall be entitled to make a Deferral Election within 30 days of his or her initial eligibility under the Plan, but only with regard to his or her Deferral Compensation paid for services performed for the Company after the date of such election. Pursuant to any such Deferral Election filed under this Section 6, a Participant may elect with respect to a Plan Year to defer a designated percentage of his or her eligible Deferral Compensation up to one hundred percent (100%). Any such Deferral Election shall also include, subject to Section 9, the form of distribution of any Deferral Compensation and may include an “evergreen” feature that permits the Participant’s Deferral Election to remain in effect for subsequent Plan Years until modified or revoked in accordance with uniform procedures established by the Committee. A Participant’s Deferral Election for a Plan Year shall be effective if, and only if, the Participant is in active service as an Executive or Non-Employee Director as of the first day of such Plan Year, as determined by the Committee in its sole discretion.

7.       Participant Deferred Compensation Accounts. A bookkeeping account (a “Deferred Compensation Account”) shall be established by the Committee for each Participant making an election under the Plan. Each such Deferred Compensation Account shall be credited on the date(s) the Participant’s Deferral Compensation (e.g. the cash amount for elections to receive cash in the future and the number of shares of Company stock to be issued for elections to receive Company stock in the future based on the “Fair Market Value” as defined in Section 16 as the time of deferral) would otherwise have been paid, but for the Participant’s Deferral Election, and shall thereafter be credited with investment earnings (e.g., money market account rates for cash deferrals and dividends for Company stock deferrals) in the manner as specified by the Committee from time to time.

8.       Events of Distribution of Participant’s Deferred Compensation Account. A Participant shall receive distribution, or commence to receive distribution, of his or her Participant’s Deferred Compensation Account, in accordance with the Participant’s Deferral Election, which shall be upon the earliest of:

(a)	The date designated by the Participant in his or her Deferral Election;

(b)	Subject to Section 11 below, the date of the Participant’s retirement from the Company or other termination of active service as a Non-Employee Director or Executive (as applicable); or

(c)	The date of the Participant’s death.

9.       Form of Distribution to Participant. A Participant shall be entitled to receive distribution of his or her Participant’s Deferred Compensation Account in any of the following forms as designated by the Participant in the Deferral Election filed pursuant to Section 6:

(a)	a single lump distribution of cash or shares of Company stock; or

(b)	annual installments of cash or shares of Company stock over a period of not more than five years after the date payment commences under Section 10; provided that, if the installment period selected by the Participant would result in annual installments that include partial shares of Company stock, such partial shares shall not be distributed and, instead, such partial shares shall be aggregated and paid as a whole share coincident with the final installment.

10.      Timing of Distributions. All distributions under the Plan shall be made or shall commence, as the case may be, on the earlier of the date designated by the Participant in his or her Deferral Election or the date that is six months and one day after the occurrence of any other applicable distribution event described in Section 8.

11.      Distributions to a “Specified Employee.” In the event the Participant is considered a “Specified Employee,” payment of any benefits under this Plan shall not commence until six months following the Participant’s “Separation from Service.” The terms “Specified Employee” and “Separation from Service” shall have the definitions ascribed to them under Code Section 409A.

12.      Beneficiary; Form of Distribution Upon Death of Participant. If a Participant shall cease to be a Non-Employee Director or Executive (as applicable) by reason of his or her death, or if he or she shall die after he or she shall be entitled to one or more distributions hereunder but prior to receipt of all distributions hereunder, the balance then remaining in the Participant’s Deferred Compensation Account shall be distributed as soon as administratively practicable (but in no event than the later of (i) the end of the calendar year during which the Participant dies or (ii) the 15th day of the third month following the Participant’s date of death) in a single lump distribution of cash or shares of Company stock, as applicable, to such beneficiary as such Participant shall designate by an instrument in writing filed with the Committee. In the absence of a valid beneficiary designation on file with the Committee as of the date of the Participant’s death, such single lump distribution shall be made to the Participant’s surviving spouse (and, if there is no such surviving spouse, to the Participant’s estate.)

13.      Participant’s Rights Unsecured. The right of any Participant to receive a distribution of benefits hereunder shall be an unsecured claim against the general assets of the Company. The deferral compensation may not be assigned, transferred, encumbered, or otherwise disposed of by the Participant until the same shall be delivered to such Participant. The Company may contribute cash and/or issue shares of its common stock to be held in a grantor trust described in Section 14 below in anticipation of its obligation to make such distributions under the Plan, but no Participant shall have any rights in or against any such cash contributions or shares of common stock held in his or her Participant’s Deferred Compensation Account. All such benefits shall constitute general assets of the Company and may be disposed of by the Company at such time and for such purposes as it may deem appropriate.

14.      Deposit of Funds into Grantor Trust. In its sole discretion, the Company may from time to time deposit with the trustee of a grantor trust established by the Company cash and/or shares of the common stock of the Company sufficient to carry out the terms of the Plan and which shall be distributed in accordance with the terms and conditions of the Plan. Any cash contributions or shares of the common stock of the Company deposited into such trust shall remain subject to the claims of the general creditors of the Company as if such funds were general assets of the Company.

15.      Expenses. All costs of administration of the Plan will be paid by the Company.

16.      Taxes. The Company or its designated third party administrator shall have the right to deduct applicable taxes from any distribution and withhold, at the time of delivery or vesting of cash or shares of common stock under this Plan, as applicable, an appropriate cash amount or number of shares of common stock (rounded up to the next whole share, as may be necessary) for payment of taxes based on the applicable tax withholding rates or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. Any such shares of Company stock shall be valued based on the Fair Market Value when the tax withholding is required to be made. The term “Fair Market Value” means, as of a particular date, the value of the common stock of the Company determined as follows: (i) if the common stock is traded in a public market, then the Fair Market Value per share shall be, (A) if the common stock is listed on a national securities exchange, the last reported sale price thereof on the relevant date (or if no shares of common stock were traded on such date, the next preceding date on which the common stock was traded), or (B) if the common stock is not so listed or included, the average of the last reported “bid” and “asked” prices thereof on the relevant date (or if no shares of common stock were traded on such date, the next preceding date on which the common stock was traded) as reported on the OTC Bulletin Board, or the Fair Market Value per share as determined by any other method adopted by the Committee from time to time as the Committee may deem appropriate or as may be required in order to comply with applicable laws and regulations; and (ii) at any time at which the Common Stock is not traded in a public market, then the Fair Market Value per share shall be determined by the Board, acting in good faith using a reasonable application of a reasonable method taking into consideration the provisions of the Treasury Regulations promulgated under Code Section 409A, and such determination shall be final and binding for all purposes of the Plan.

17.      Forfeiture and Recoupment.

(a)       General. A Participant’s rights, payments, and benefits, including any payment of cash or shares of common stock received under this Plan shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions, without limit as to time. Such events shall include, but shall not be limited to, failure to accept the terms of the Deferral Election, termination of service under certain or all circumstances, violation of material Company policies, misstatement of financial or other material information about the Company, fraud, misconduct, breach of noncompetition, confidentiality, non-solicitation, noninterference, corporate property protection, or other agreement that may apply to the Participant, or other conduct by the Participant that the Committee determines is detrimental to the business or reputation of the Company and its Subsidiaries, including facts and circumstances discovered after termination of employment.

(b)       Section 302 Compliance. The Company shall require the chief executive officer and chief financial officer of the Company to disgorge bonuses, other incentive-or equity-based compensation, and profits on the sale of shares of common stock received within the 12-month period following the public release of financial information if there is a restatement of such financial information because of material noncompliance, due to misconduct, with financial reporting requirements under the federal securities laws. In no event shall the amount to be recovered by the Company be less than the amount required to be repaid or recovered as a matter of law. The operation of this paragraph 17(b) shall be in accordance with the provisions of Section 302 of Sarbanes-Oxley Act and any applicable guidance.

(c)       Section 954 Compliance. The Company shall require each current and former executive officer to disgorge bonuses, other incentive- or equity-based compensation received within 36-month period prior to the public release of the restatement of financial information due to material noncompliance with the financial reporting requirements under the federal securities laws. The amount to be recovered shall be the percentage of incentive compensation, including any benefits under this Plan, in excess of what would have been paid without the restated results. The operation of this section 17(c) shall be in accordance with the provisions of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any applicable guidance.

(d)       Manner of Recoupment. The Committee shall determine, as late as the time of the recoupment, regardless of whether such method is stated in the Deferral Election, whether the Company shall effect any such recoupment: (i) by seeking repayment from the Participant; (ii) by reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement) the amount that would otherwise be payable to the Participant under any compensatory plan, program or arrangement maintained by the Company or any of its affiliates; (iii) by withholding payment of future increases in compensation (including the payment of any discretionary bonus amount) or grants of compensatory benefits that would otherwise have been made to the Participant in accordance with the Company’s otherwise applicable compensation practices; (iv) by a holdback or escrow (before or after taxation) of part or all of the shares of common stock, payment or property received upon exercise or satisfaction of the benefit; or (v) by any combination of the foregoing.

18.      Amendment, Modification, Suspension or Termination of the Plan. The Committee may amend, modify, suspend or terminate this Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) no amendment or alteration that would adversely affect the rights of any Participant under any benefit previously granted to such Participant shall be made without the consent of such Participant, provided, however, that no amendment that results in a change in the tax consequences of a benefit shall require the consent of the Participant; and (ii) no amendment or alteration shall be effective prior to its approval by the shareholders of the Company to the extent such approval is required by applicable legal or tax requirements or the requirements of the securities exchange on which the Company’s stock is listed. Notwithstanding the forgoing, the Committee may reform any provision in a benefit intended to be exempt from Code Section 409A to maintain to maximum extent practicable the original intent of the applicable provision without violating the provisions of Code Section 409A; provided, however, that if no reasonably practicable reformation would avoid the imposition of any penalty tax or interest under Code Section 409A, no benefit will be provided under the Plan and the benefit will be deemed null, void and of no force and effect, and the Company shall have no further obligation in connection with such benefit. For purposes of Code Section 409A, the right to a series of installment payments under this Plan shall be treated as a right to a series of separate payments. The preceding provisions of this Section 18 shall not be construed as a guarantee by the Company or by any affiliate of any particular tax effect to the Participants under this Plan. The Company and its affiliates shall not be liable to the Participants for any additional tax, penalty or interest imposed under Code Section 409A.

19.      Assignability. Unless otherwise determined by the Committee, no benefit under this Plan shall be assignable or otherwise transferable except by will, beneficiary designation or the laws of descent and distribution. In the event that a Participant’s valid beneficiary designation on file with the Committee conflicts with an assignment by will, the beneficiary designation will prevail. The Committee may prescribe other restrictions on transfer. Any attempted assignment of any benefit under this Plan in violation of this Section 19 shall be null and void.

20.      Adjustments.

(a)       No Restrictions on Company or Shareholders. The existence of outstanding benefit shall not affect in any manner the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the existing common stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b)       Subdivisions, Consolidations, Dividends and Splits. In the event of any subdivision or consolidation of outstanding shares of common stock, declaration of a dividend payable in shares of common stock or other stock split, then the number of shares of common stock covered by outstanding benefits shall be adjusted proportionately by the Committee as appropriate to reflect such transaction. In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting common stock or any distribution to holders of common stock of securities or property (other than normal cash dividends or dividends payable in common stock), the Committee shall make appropriate adjustments to the number of shares of common stock covered by outstanding benefits to reflect such transaction; provided that such adjustments shall only be such as are necessary to maintain the proportionate interest of the holders of the benefits and preserve, without increasing, the value of such benefits.

21.      Restrictions. No common stock or other form of payment shall be issued with respect to any benefits unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Certificates evidencing shares of common stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the common stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

22.      Unfunded Plan. This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants under this Plan, any such accounts shall be used merely as a bookkeeping convenience, including bookkeeping accounts established by a third party administrator retained by the Company to administer the Plan. The Company shall not be required to segregate any assets for purposes of this Plan or benefits hereunder, nor shall the Company, the Board or the Committee be deemed to be a trustee of any benefit to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to a benefit under this Plan shall be based solely upon any contractual obligations that may be created by this Plan, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

23.      Right to Employment or Other Service Relationship. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant’s employment or other service relationship at any time, nor confer upon any Participant’s any right to continue in the capacity in which he or she is employed or otherwise serves the Company.

24.      Successors. All obligations of the Company under the Plan with respect to benefits granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

25.      Governing Law. This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Internal Revenue Code of 1986, as amended from time to time (the “Code”) or the securities laws of the United States, shall be governed by and construed in accordance with the Laws of the State of New York (including Section 5-1401 of the General Obligations Law of the State of New York but otherwise without regard to conflicts of Laws principles).

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